Exhibit 99.1

Mountain Province Diamonds Provides Gahcho Kué Project Update

Shares Issued and Outstanding: 100,501,351
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, Jan. 30, 2014 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) today provided an update on progress at the Gahcho Kué diamond project, a joint venture between De Beers Canada (51%) and Mountain Province Diamonds (49%).

Site preparation

The pioneer land use permit and quarry permit were issued in early December 2013, and the first blast in the quarry at Gahcho Kué took place on December 13, 2013. The quarry is providing aggregate material for the foundations for site infrastructure, including the main camp, process plant, fuel tanks, roads and airstrip. This work is scheduled to be completed by end-2014. The main camp has been manufactured and is ready for trucking to Gahcho Kué next month. The main camp and airstrip are expected to be ready for use by mid-2014. Shareholders can view photographs of site activities at www.mountainprovince.com.

There are currently approximately 90 people at site and this number is expected to increase through the balance of the year. At peak construction there will be approximately 700 people employed at Gahcho Kué. Work to date has been completed without any lost-time injuries.

Detailed engineering design

Detailed engineering design to front-end loading (FEL) level 3 was completed this month. Final detailed engineering under FEL 4 has commenced and will be completed by December 2014.

Feasibility study update

Preparation of the feasibility study update is continuing and the results are expected to be announced prior to the end of March 2014. The updated feasibility study will include an updated Reserve statement, updated capital and operating cost estimates, and updated project economics. Mountain Province has commissioned WWW International Diamond Consultants to provide an independent valuation of the Gahcho Kué diamonds for inclusion in the feasibility study. The previous feasibility study was based on April 2010 diamond prices, almost four years ago. The Company will provide further details on financing plans upon completion of the updated feasibility study.

2014 winter ice road

Gahcho Kué is now a full participant in the partnership that manages the ice road and has equal access to the ice road. As a result of favourable winter conditions, the ice road is expected to open in early February, which will allow adequate time for all the planned deliveries to Gahcho Kué. Approximately 500 truckloads will be delivered to site before the end of March 2014.

Permitting

Processing of the Gahcho Kué full Land Use Permit and Class A Water License remains on schedule. These new permits are expected to be approved during H2 of 2014.

Project schedule

Regulatory restrictions imposed on the Joint Venture limited the material that can be trucked to site this winter. In particular, shipments of cement and steel have been delayed. The Joint Venture is currently exploring opportunities to mitigate the impact on the project schedule. In the event that appropriate mitigation measures are not found, mechanical completion of the process plant and cold commissioning will occur in Q2 2016, and first production in Q3 2016. Shareholders will be kept informed of developments.

Tuzo deep drilling

The Tuzo Deep resource update released in mid-2013 defined a resource at the Tuzo kimberlite to a depth of 560 meters, with the kimberlite remaining open to depth. The Joint Venture has commissioned a follow-up deep drilling program this winter to test the Tuzo kimberlite to a depth of at least 750 meters. Mobilization of the drill crews to site was completed on January 10, 2014, and drilling of three vertical holes to depths of 750 meters will commence in February 2014. The 2,250 meter drill program is expected to be completed by May 2014.

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Mountain Province Diamonds: Gahcho Kué is the world's largest and richest new diamond mine. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that Gahcho Kué has an IRR of 33.9%.

Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:35e 30-JAN-14